

October 11, 2011

Via Facsimile
Ms. Kimberly D. Gant
Chief Financial Officer and Senior Vice President
Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, CA 92806

> **RE:** **Willdan Group, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed March 29, 2011**
> **Form 10-Q for the Fiscal Quarter ended July 1, 2011**
> **Filed August 11, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 20, 2011**
> **File No. 1-33076**

Dear Ms. Gant:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A - Controls and Procedures, page 45

Management's Report on Internal Control Over Financial Reporting, page 45

1. We note your disclosure that internal control over financial reporting "is a process to provide reasonable assurance regarding the reliability of [y]our financial reporting..." This description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition in those rules. Please confirm for us that in its report management used the term "internal control over financial reporting" as

defined in Rules 13a–15(f) or 15d–15(f) under the Exchange Act. In future filings, if you define internal controls over financial reporting, please use the definition in Rules 13a–15(f) or 15d–15(f) under the Exchange Act.

2. Please confirm to us, and in future filings disclose that the assessment of the effectiveness of the internal control over financial reporting was done with the participation of your principal executive and principal financial officers, or persons performing similar functions. We note that your disclosure refers only to your "management." See Rule 13a-15(c) under the Exchange Act.

Item 15 - Exhibits and Financial Statement Schedules, page 47

General

3. We note your disclosure on page 34 that you include depreciation and amortization within general and administrative expenses. Since you do not allocate depreciation and amortization to direct costs of contract revenue, please revise your presentation in future filings to comply with SAB Topic 11:B. This would include revising the direct costs of contract revenue title as noted in the guidance, or including an allocation of depreciation and amortization in the determination of Gross Profit. Alternatively you may remove the gross profit and gross margin measures and any related discussions.

Note 14 – Contingencies, page F-31

4. For each claim and lawsuit which you are subject to, as disclosed on page F-31, please tell us whether it is reasonably possible that a material loss may be incurred. If so, please enhance your disclosure in future filings to disclose one of the following:
    *   The amount or range of reasonably possible losses above the amount accrued;
    *   Any such amount above the amount accrued is not material to the financial statements;
    *   The amount cannot be estimated, along with disclosure describing why not.
    To the extent you are not able to estimate the amount or range of reasonably possible losses above the amount accrued, please supplementally provide us with a specific and comprehensive discussion of your efforts to make an estimate as of December 31, 2010 and July 1, 2011, along with a description of the procedures you have in place to attempt to make an estimate in future periods. Refer to ASC 450-20-50. Please show us supplementally what the revised disclosures will look like.

Signatures

5. In future filings, please have the annual report signed by the principal accounting officer or controller. Please see General Instructions D.2.(a) and (b) of Form 10-K.

Form 10-Q for the Fiscal Quarter Ended July 1, 2011

General

6. Please address the above comments in your interim filings as well, as applicable.

Definitive Proxy Statement on Schedule 14A filed on April 20, 2011

Executive Compensation, page 21

Description of Employment Agreements, Salary and Bonus Amounts, page 22

7. We note your disclosure that in March 2010 the board of directors increased Ms. Gant's
    salary from $200,000 to $230,000. With a view towards future disclosure, please describe
    for us the material factors taken in consideration by the board in increasing her salary. Please
    refer to Item 402(o) of Regulation S-K.

Grants of Plan-Based Awards in Fiscal 2010, page 23

Description of Plan-Based Awards, page 23

8. With a view towards future disclosure, please tell us how the compensation committee
    determined the size of the 2010 option grants.

Certain Relationships and Related Person Transactions, page 29

Related Person Transactions, page 29

9. Please tell us why you have not filed as exhibits to your annual report, or incorporate by
    reference as the case may be, the sublease agreement with Infuse Capital and the Tax
    Agreement with the directors named therein. Refer to Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jeffrey Gordon for

John Hartz
Senior Assistant Chief Accountant